Exhibit 99.1

IMMEDIATE	23 February 2005
Royal & SunAlliance Presentation to Investors and Analysts on International Financial Reporting Standards

Royal & SunAlliance are holding a meeting with analysts and investors this morning at 10am to outline the key changes under the adoption of International Financial Reporting Standards (‘IFRS’).

The significant changes in accounting policies at the date of transition (1 January 2004) are:
• Recognition of the full pension fund deficit on the balance sheet
• Certain insurance contracts will be reclassified as derivatives
• Elimination of the claims equalisation provision
• All investments will be treated as Available For Sale – The Longer Term Investment Return will no longer be used.

The estimated impact on the Group’s net assets at the date of transition is a reduction of approximately £0.4bn primarily due to the recognition of the pension fund deficit. The pension fund deficit at year end 2004 is not materially changed from year end 2003.

IFRS will lead to technical accounting changes and does not affect the fundamentals of how the business is run. Key performance metrics will continue to include net written premium, combined operating ratio, Group operating result and Profit after Tax.

--ENDS--
….more

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

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For further information:

Analysts	Press	Press

Helen Pickford	Oliver Strong	Julius Duncan (Finsbury)

Tel: +44 (0) 20 7111 7212	Tel:+44 (0) 20 7111 7327	Tel:+44 (0) 20 7251 3801

Notes to Editors:

1.	The slides from the presentations are available from the homepage of the Group’s website at www.royalsunalliance.com and the session will also be broadcast as a live audiocast. An indexed version of the audiocast will be available from Thursday 24 February.

2.	The financials at the date of transition have not yet been audited and may be subject to change.

3.	Some IFRS standards have not yet been fully endorsed by the EU. We have assumed that they will be endorsed in their current form.

4.	An investor and analyst presentation is scheduled for 10 March 2005, where we will present the full year 2004 results under UK GAAP.

5.	A further investor and analyst meeting is scheduled for 18 April 2005, where we will present the year end 2004 results restated under IFRS.

Important disclaimer
"This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The forward looking statements cover, among other matters, unaudited financial projections that may materially change, the anticipated impact of International Financial Reporting Standards that have not been fully endorsed by the European Union and future key performance metrics for the Company. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events of otherwise."

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134